January 9, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington D.C. 20549

Re:	Impact BioMedical, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed December 7, 2022
File No. 333-253037

Ladies and Gentlemen:

On behalf of Impact BioMedical, Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on January 3, 2023, regarding the amendment to the Company’s Registration Statement on Form S-1, which was filed with the Commission on December 7, 2022 (“Amendment No. 6”).

The substance of the Staff’s comments has been restated below in bold/italicized text. The Company’s responses to the Staff’s comments are set out immediately under the restated comment. An amendment to the Registration Statement that reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, has also been filed on this date (“Amendment No. 7”). Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 6.

Amendment No. 6 to Form S-1 filed December 7, 2022

Capitalization, page 17

1.	We note that your capitalization table is presented as of December 31, 2021. Please update your table to disclose your capitalization as of your most recent balance sheet date included in the filing, September 30, 2022.

Response: The Company has revised the Registration Statement to disclose its capitalization as of the most recent balance sheet date included in the filing, September 30, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

2.	Please update your liquidity and capital resources discussion as of your most recent balance sheet included in the filing. Refer to Item 303(c) of Regulation S-K.

Response: The Company has revised the Registration Statement to update its liquidity and capital resources discussion as of its most recent balance sheet included in the filing.

Interim Financial Statements

Note 2. Summary of Significant Accounting and Reporting Policies

Income Taxes, page F-25

3.	We note from your response to prior comment 3 that you recorded a valuation allowance against your deferred tax assets as of September 30, 2022. Please clarify if you have a full valuation allowance against your deferred tax assets as of September 30, 2022. Also given the significant impact to your income tax expense for the nine months ended September 30, 2022, revise your footnote to provide detailed disclosure regarding this change. Refer to FASB ASC 740-270-50-1.

Response: The Company has revised the Registration Statement to clarify its valuation allowance against deferred tax assets as of September 30, 2022.

Sincerely,

Darrin M. Ocasio, Esq.

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